UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-22832

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALLIED CAPITAL 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALLIED CAPITAL CORPORATION
1919 Pennsylvania Avenue, N.W.
Washington D.C. 20006
Telephone: (202) 721-6100

ALLIED CAPITAL 401(k) PLAN
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Plan Benefits	2

Statements of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4

Supplemental Schedules:

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)	11

Schedule H, Line 4(j) — Schedule of Reportable Transactions	12
* * * * * * *
The other schedules required by Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, are not applicable and are therefore omitted.

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Allied Capital 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Allied Capital 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2008 (Schedule H, line 4i) and of reportable transactions for the year ended December 31, 2008 (Schedule H, line 4j), are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP

Washington, DC
June 29, 2009

ALLIED CAPITAL 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets:
Investments at fair value (note 4):
Mutual funds	$9,230,380	$10,885,111
Common stock of Allied Capital Corporation	1,039,588	6,777,058
Common/collective trusts	833,207	1,128,921
Cash and cash equivalents	508,740	281,249

Total investments	11,611,915	19,072,339

Participant loans	163,835	183,742

Receivables:
Employer contributions	155,082	1,373,522
Due from broker for securities sold	—	7,949,413

Total assets	11,930,832	28,579,016

Liabilities:
Due to broker for securities purchased	8,840	7,948,304
Other	—	4

Net assets available for benefits	$11,921,992	$20,630,708

See accompanying notes to financial statements.

ALLIED CAPITAL 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2008 and 2007

	2008	2007
Additions to (reductions of) net assets attributable to:
Investment income:
Dividends and interest	$1,217,839	$1,569,867
Net appreciation (depreciation) in fair value of investments	(11,311,153)	(3,067,259)

	(10,093,314)	(1,497,392)

Contributions:
Participants	2,129,703	1,875,407
Employer	1,161,700	1,413,504
Rollover	249,705	163,622

	3,541,108	3,452,533

Total additions (reductions)	(6,552,206)	1,955,141

Deductions from net assets attributable to:
Benefits paid to participants	2,130,373	1,128,120
Administrative expenses	26,137	25,668

Total deductions	2,156,510	1,153,788

Net increase (decrease)	(8,708,716)	801,353

Net assets available for plan benefits:
Beginning of year	20,630,708	19,829,355

End of year	$11,921,992	$20,630,708

See accompanying notes to financial statements.

ALLIED CAPITAL 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(1)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements of the Allied Capital 401(k) Plan (the Plan) have been prepared on the accrual basis and present the net assets available for benefits and the changes in those net assets.

(b)	Trust Fund Management and Investments

Allied Capital Corporation (the Company) is the sponsor of the Plan. Wachovia Bank, N.A., the Trustee of the Plan, has authority to execute investment transactions based upon the investment elections of Plan participants.

The investment options offered through the Plan are reviewed periodically by the Company’s Retirement Committee. If necessary, changes are made as appropriate to continue to ensure a diversified mix of investment options.

In December 2008, changes were made to the investment options offered under the Plan. An investment fund was discontinued and liquidated on December 9, 2008 and the proceeds from the liquidation were reinvested in the Dreyfus Treasury Prime Cash Management Fund – Investor Shares. Also beginning December 9, 2008, the Allied Capital Stock Fund is no longer available for future contributions; however, participants may maintain any existing investment in the fund.

In December 2007, certain fund options were discontinued and liquidated. Proceeds from the liquidation were reinvested in the Van Kampen Equity and Income Fund. Additionally, balances in the American Funds Growth Fund of America (A) were liquidated and reinvested in the American Funds Growth Fund of America (R4). Although the trades were transacted prior to year end they did not settle until January 2008, resulting in a $7.9 million receivable/payable at December 31, 2007.

(c)	Valuation of Investments

The Plan’s investments are stated at fair value. Investments in mutual funds are based on quoted market information. Investments in common/collective trust funds are valued at the net asset value based on amounts reported by the fund manager. Shares of common stock of the Company held in the Allied Capital Stock Fund are valued at the last sale price on the principal exchange on which they are traded. Purchases and sales of investments are recorded on a trade-date basis. Appreciation and depreciation in the fair values of investments are recognized in the financial statements in the periods in which such changes occur. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

ALLIED CAPITAL 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157, and its related interpretations, defines fair value under U.S. generally accepted accounting principles, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements. Effective January 1, 2008, the Plan adopted SFAS 157, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction. Adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.

SFAS 157 establishes a fair value hierarchy that encourages the use of observable inputs when measuring fair value, but allows for unobservable inputs when observable inputs do not exist. The following provides a description of the three levels of inputs that may be used to measure fair value under SFAS 157, the types of Plan investments.
•	Level 1 – Quoted prices (unadjusted) in active markets for identical investments

Mutual Funds and Common Stock of Allied Capital Corporation held in the Allied Capital Stock Fund:

These investments are public investment securities valued using the Net Asset Value (NAV) provided by the Trustee. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding. The NAV is a quoted price in an active market.

•	Level 2 – Inputs other than quoted prices that are observable to the market participant for the asset or quoted prices in a market that is not active

Common/Collective Investment Trusts:

These investments are private investment securities valued using the NAV provided by the Trustee. The NAV is quoted on a market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

At December 31, 2008, the Plan has $0.8 million of investments whose net asset value reported by the underlying fund approximates the fair value of the investment. This amount is reported at net asset value, and is redeemable with the fund at net asset value under the original terms of the agreements and operations of the underlying funds. However, it is possible that these redemption rights may be restricted or eliminated by the fund in the future in accordance with the underlying fund agreements. Due to the nature of the investment held by the fund, changes in market conditions and the economic environment may significantly impact the net asset value of the fund and, consequently, the fair value of the Plan’s interests in the fund. Although a secondary market exists for the investment, it is not active and individual transactions are typically not observable. When transactions do occur in this limited secondary market, they may occur at discounts to the reported net asset value. It is therefore reasonably possible that if the Plan were to sell the investment in the secondary market a buyer may require a discount to the reported net asset value, and the discount could be significant.

The Financial Accounting Standards Board recently added a project to its agenda to provide guidance on applying fair value to investments in alternative investment funds. The guidance resulting from this project may impact the carrying amount of such investments in future periods.

•	Level 3 – Unobservable inputs

At December 31, 2008, the Plan had no investments valued using unobservable inputs.
(d)	Cash and Cash Equivalents
Cash and cash equivalents include highly liquid investments with maturities of three months or less from the date of purchase.

ALLIED CAPITAL 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(e)	Administrative Expenses

Trustee fees and loan administration expenses are deducted directly from the participants’ accounts. Other administrative expenses of the Plan are paid by the Company.

(f)	Payment of Benefits

Benefits are recorded when paid.

(g)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
(2)	Description of the Plan

The following brief description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General

The Plan was established effective September 1, 1999, and is a defined contribution plan covering substantially all full-time employees who are age 21 or older. Effective January 1, 2008, part-time and seasonal employees of the Company who are age 21 or older are also eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Participants may contribute up to 100% of their eligible annual compensation subject to the limits established by the Internal Revenue Code.

Pre-tax Contributions – Participants may elect to make contributions to the Plan on a pre-tax basis through payroll deductions. Additionally participants who have attained age 50 before the end of the plan year are also eligible to make catch-up contributions on a pre-tax basis through payroll deductions. Participants are able to defer payment of taxes on their contributions to the Plan, contributions made by the Company, and on income realized on these accounts maintained under the Plan.

Roth 401(k) Contributions – Effective January 1, 2008, participants may elect to make some or all of their contributions as Roth
401(k) contributions through payroll deduction. Roth 401(k) contributions are made after tax and are included in current taxable income. Participants who have attained age 50 before the end of the year are also eligible to make Roth catch-up contributions through payroll deductions. Provided requirements are met, distributions of participant Roth 401(k) contributions and related earnings are tax free.

Participants’ combined pre-tax contributions and Roth 401(k) contributions cannot exceed the maximum annual amount allowed by law.

ALLIED CAPITAL 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
Rollover Contributions – Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Company Contributions – For the 2007 plan year, the Company made safe-harbor non-elective contributions to each participant’s account equal to 3% of eligible compensation as defined by the Plan. The Company also made an additional non-elective contribution equal to 2% of eligible compensation to participants who completed at least 1,000 hours of service and were employed on the last day of the plan year. Company contributions were made at the end of the plan year.

For the 2008 plan year, the Company made safe harbor matching contributions on a biweekly basis for an amount equal to 100% of each participant’s deferral contributions not to exceed 4% of the participant’s eligible compensation as defined by the Plan.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions and earnings on related investments. Allocations of Company contributions are made based on each participant’s eligible compensation. Allocations of earnings are calculated daily based on participant account balances. The plan benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant contributions and Company contributions to the Plan are allocated among the various investment options based on the participant’s instructions. Participants may change their investment allocation instructions and transfer accumulated savings between funds on a daily basis, subject to certain restrictions.

(d)	Vesting

Participants are immediately 100% vested in their own contributions, any direct rollover contributions and in qualified employer non-elective contributions and safe harbor matching contributions made into the Plan, plus any earnings thereon.

(e)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at 1/2% above the prime rate at the time the loan is secured. Effective with the 2008 plan year, participant loans bear interest at 1% above the prime rate. Principal and interest is paid ratably through bi-weekly payroll deductions. Participant loans are reported at unpaid principal balance plus accrued interest, which approximates fair value.

(f)	Payment of Benefits

Upon termination of service, a participant whose vested account balance exceeds $5,000 may elect either a lump sum payment equal to the value of the participant’s vested interest in his or her account or elect to receive payments in monthly, quarterly, or annual installments over a fixed reasonable period of time, not exceeding the life expectancy of the participant. Effective with the 2008 plan year, the installment distribution method was eliminated as an option.

ALLIED CAPITAL 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
For a participant whose vested account balance exceeds $1,000 but does not exceed $5,000, an Automatic Rollover IRA will be opened for the participant unless the participant has affirmatively elected to have his or her amount paid in a direct rollover to an eligible retirement plan or to receive the distribution directly.

The trustee will distribute in a lump sum a terminated participant’s vested account balance not exceeding $1,000.
(3)	Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination of the Plan, the Plan’s assets would be distributed to the participants in accordance with the Plan agreement.

(4)	Investments

Investments that represent five percent or more of the fair value of net assets available for plan benefits are as follows:

	December 31
	2008	2007
Common stock:
Allied Capital Corporation	$1,039,588	$6,777,058

Mutual Funds:
Van Kampen Equity and Income Fund	$3,971,972	$7,739,056
Dreyfus Treasury Prime Cash Management	1,052,762	—
The Growth Fund of America	1,033,015	1,515,789
Davis New York Venture Fund	727,821	—
T Rowe Price Retirement Income Funds	686,892	—

Common / Collective Trusts:
Enhanced Stock Market Common/Collective Trust Fund	$833,207	$1,128,921

Net appreciation (depreciation) in the fair value of investments is summarized as follows for the years ended December 31:

	2008	2007
Mutual funds	$(4,081,272)	$(214,496)
Common stock of Allied Capital Corporation	(6,759,406)	(2,923,513)
Common / collective trusts	(470,475)	70,750

	$(11,311,153)	$(3,067,259)

(5)	Transactions with Parties-in-Interest

During the years ended December 31, 2008 and 2007, the Plan invested in shares of Allied Capital Corporation Common Stock.

ALLIED CAPITAL 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
The Company pays a portion of the Plan’s administrative expenses.

Investments in common/collective trusts are managed by Wachovia Bank, N.A., which is the Trustee of the Plan. In addition, the Plan invests in certain mutual funds managed by Wachovia Bank, N.A. Therefore, transactions related to these investments qualify as party-in-interest transactions.

(6)	Federal Income Tax Status

The Plan has adopted a prototype plan designed by Wachovia Bank, N.A. The prototype plan obtained its latest opinion letter on August 30, 2001, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving its latest opinion letter, however, the Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.

(7)	Plan Amendment

During the 2007 plan year, the Plan was retroactively amended for the 2004 plan year to (i) eliminate the requirements that a participant complete 1,000 hours of service during the 2004 plan year and be employed on the last day of the year to share in the allocation of the Company’s non-elective contribution; and (ii) restore those requirements for the 2005 plan year and subsequent plan years. In connection with this amendment, the Company contributed approximately $53,000 to Plan participants.

Effective January 1, 2008, the following amendments were made to the Plan. The Company will match 100% of the first 4% of deferral contributions made by each participant subject to the limits established by the Internal Revenue Code. Matching contributions will be credited to each participant’s account on a biweekly basis and participants may elect to make after-tax contributions to a Roth 401(k). Eligible compensation with regard to employee’s elective deferrals and the Company’s matching contribution will be defined as 415 compensation. Participant loans bear interest at 1% above the prime rate at the time the loan is secured. Normal Retirement Age will be defined as the date the participant attains age 65. The installment distribution method was eliminated as an option for a terminated participant whose vested account balance exceeds $5,000.

(8)	Fair Value of Investments (SFAS 157)

Below are the Plan’s financial instruments carried at fair value on a recurring basis by their SFAS 157 fair value hierarchy levels:

	December 31, 2008
	Quoted Prices
	In Active
	Markets for	Significant	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Assets:
Mutual Funds and Common Stock of Allied Capital Corporation	$10,269,968	$—	$—	$10,269,968
Common/Collective Trusts	—	833,207	—	833,207

Total assets	$10,269,968	$833,207	$—	$11,103,175

ALLIED CAPITAL 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2008	2007
Net assets available for benefits per the financial statements	$11,921,992	$20,630,708
Less: employer contribution receivable	155,082	1,373,522

Net assets available for benefits per Form 5500	$11,766,910	$19,257,186

The following is a reconciliation of employer contributions per the financial statements to the Form 5500 for the years ended December 31:

	2008	2007
Employer contributions per the financial statements	$1,161,700	$1,413,504
Add (less):
2006 employer contributions receivable	—	1,178,009
2007 employer contributions receivable	1,373,522	(1,373,522)
2008 employer contributions receivable	(155,082)	—

Employer contributions per Form 5500	$2,380,140	$1,217,991

Supplemental Schedule
ALLIED CAPITAL 401(k) PLAN
Form 5500 – Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2008

		Description of Investment, Including Maturity	Current
	Identity of Issuer	Date, Rate of Interest, Par or Maturity Value	Value
	Van Kampen Equity and Income Fund	Mutual Fund	$3,971,972
	Dreyfus Treasury Prime Cash Management	Mutual Fund	1,052,762
*	Allied Capital Corporation	Allied Capital Stock	1,039,588
	The Growth Fund of America	Mutual Fund	1,033,015
*	Wachovia Bank	Enhanced Stock Market Common/Collective Trust Fund	833,207
	Davis New York Venture Fund	Mutual Fund	727,821
	T Rowe Price Retirement Income Funds	Mutual Fund	686,892
	Thornburg Core Growth Fund	Mutual Fund	429,820
	Loomis Sayles Investment Grade Bond Fund	Mutual Fund	343,120
	Evergreen Global Opportunities Fund	Mutual Fund	276,605
	Franklin Mutual Shares Beacon Fund	Mutual Fund	206,529
	Goldman Sachs Mid Cap Fund	Mutual Fund	174,596
	Alger Small Cap	Mutual Fund	131,100
	Thornburg Core Growth Fund	Mutual Fund	102,027
	Goldman Sachs High Yield Fund	Mutual Fund	94,121
	Evergreen Money Market Fund	Cash equivalents	499,900
	Cash	Cash	8,840
*	Participant loans	Participant loans at interest rates ranging from 4.50% to 8.75%	163,835

			$11,775,750

*	Party-in-interest — refer to note 5
See accompanying report of independent registered public accounting firm.

Supplemental Schedule
ALLIED CAPITAL 401(k) PLAN
Form 5500 – Schedule H, Part IV, Line 4(j) – Schedule of Reportable Transactions
December 31, 2008

Description
of Asset
(Include
	Interest						Current
	Rate and				Expense		Value of
	Maturity in				Incurred		Asset on
Identity of Party	Case of a		Selling		With	Cost of	Transaction	Net Gain
Involved	Loan)	Purchase Price	Price	Lease Rental	Transaction	Asset	Date	or (Loss)

Evergreen Money Market Fund	Money Market	$—	$1,097,015	$—	$—	$1,099,231	$1,097,015	$(2,216)

Dreyfus Treasury Prime Cash Management Fund	Money Market	$1,097,015	$—	$—	$—	$1,097,015	$1,097,015	$—

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Allied Capital 401(k) Plan
By: Allied Capital Corporation
Date: June 29, 2009	By: /s/ Penni F. Roll Penni F. Roll Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm